June 4, 2014

VIA EDGAR AND EMAIL

Nicholas P. Panos, Esq.
Senior Special Counsel
U.S. Securities and Exchange Commission
Office of Mergers & Acquisitions
100 F Street NE
Washington, D.C. 20549

Re:	Cliffs Natural Resources Inc.
Preliminary Proxy Solicitation material filed on Schedule 14A
DEFA14A filing made on May 14, 2014
Preliminary Proxy Statement filed on Schedule 14A May 23, 2014
File Number: 001-08944

Dear Mr. Panos:

On behalf of our client, Cliffs Natural Resources Inc., an Ohio corporation (“Cliffs” or the “Company”), set forth below are responses to the comments of the Staff of the Office of Mergers & Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) that were set forth in the Staff’s letter, dated May 29, 2014, with respect to the filings referenced above. Concurrently with the filing of this letter, the Company has filed Amendment No. 1 to the preliminary proxy statement (“Amendment No. 1”) with the Commission. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold text, followed in each case by our response on behalf of the Company.

DEFA14A filing made on May 14, 2014

1.
On page 15, Cliffs states that "G. Halverson [was] appointed Pres. & COO, and elected to CLF Board" in November 2013. The assertion regarding the Board position creates the impression that Mr. Halverson was duly elected to the Board by Cliffs' shareholders. Please clarify in the proxy statement that Mr. Halverson was appointed to the Board by the other incumbent directors, if true, and refrain from making future such unqualified statements.

Response: In response to the Staff’s comment, a statement that Mr. Halverson was elected to the Company’s Board of Directors by the other incumbent directors has been added to Amendment No. 1.

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 4, 2014

2.
In the fourth bullet on page 22, Cliffs states that "Casablanca…plans to continue to seek full control of Cliffs' Board and replace the current CEO without paying a control premium." While Casablanca has proposed for election six nominees, five of whom are independent of Casablanca, Casablanca, as a matter of law and fact, will not be obtaining "control" of the Board or Cliffs in the event that its proxy solicitation is successful. Please refrain from using this inexact formulation in future filings, including the proxy statement.

Response: The Staff’s comment is noted. The Company respectfully submits that Casablanca’s nominees, while perhaps some of whom are nominally independent of Casablanca, have by virtue of their participation in Casablanca’s proxy solicitation endorsed Casablanca’s agenda and stated plans for the Company, thereby supporting the reasonable expectation that they would support such agenda and plans in the event that they were elected and were to constitute a majority of the members of the Company’s Board of Directors, including the Chairman position. The Company believes that shareholders should be made aware of the fact that electing all of Casablanca’s nominees would therefore have the likely result of allowing Casablanca to put its platform into effect. Consequently, the Company believes that it is both appropriate and advisable to make sure that the Company’s shareholders are informed of this fact and able to take it into account when making their voting decisions.

3.
The references to a "control premium" imply that Casablanca is effectively acquiring control of Cliffs as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors. Given that Casablanca will not control Cliffs even if its solicitation is successful, it remains unclear why any control premium would be due. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium or any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a “premium” or "control premium" to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a “premium” is legally or otherwise required in light of the Rule 14a-9 prohibition with respect to omissions of material fact necessary to make the statement made in light of the circumstances under which it is made.

Response: The Staff’s comment is noted. The Company respectfully submits that while the Staff correctly states that there is no legal requirement obligating any party to pay a control premium, the Company continues to believe both that electing all of Casablanca’s nominees to the Company’s board of directors would give Casablanca effective control of the Company by permitting Casablanca to implement its proposed transformative agenda for the Company’s business and operations (as discussed in response to the Staff’s comment 2 above), and that it would be inconsistent with the fiduciary duties of the Company’s board of directors not to seek to inform shareholders of that fact and of the resulting implications for the ability of the Company’s shareholders to ever realize a control premium for their shares of the Company’s common stock. The Company views the fact that control premiums are not typically paid by persons soliciting proxies from security holders in exchange for their vote, as correctly noted by the Staff, as a relevant supporting fact in this analysis. The Company therefore believes that it is important that it continue to inform the Company’s shareholders that electing all of the Casablanca nominees could diminish the likelihood of future receipt of a control premium, and could result in giving Casablanca effective control of the Company through the ability to

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 4, 2014

implement all of its proposals and therefore fundamentally change the Company. The Company will continue to evaluate all of its statements on this topic in order to ensure that they communicate these necessary ideas while not creating the impression that any such premium is legally required to be paid in this instance, and believes that its prior statements comply with this balance.

4.
In the third bullet on page 22, Cliffs states "Cliffs has made a number of offers to Casablanca in an effort to settle, including two new independent directors and a third director to be mutually agreed upon at a later date." Similarly, the fourth bullet states "Casablanca has rejected all of Cliffs' settlement offers…" Advise us, with a view toward disclosure in the proxy statement, whether or not Cliffs has been the recipient of a number of offers by Casablanca in an effort to settle and, if so, state that Cliffs has rejected all such offers.

Response: The Company respectfully advises the Staff that, as of the date of this letter, Cliffs has been the recipient of a single offer from Casablanca in an effort to settle, as outlined in the draft settlement agreement proposed by Casablanca’s representatives on March 20, 2014 and described in the preliminary proxy statement under the heading “Background of Solicitation.” As described in the preliminary proxy statement, the terms of such settlement agreement were deemed unacceptable by Cliffs. Cliffs and Casablanca subsequently discussed an alternative settlement that the Cliffs board determined should not be pursued.

Proxy Statement Filed on Schedule 14A

General

5.
Advise us why the proxy statement was not filed using the EDGAR header tag PREC14A. Please confirm that future submissions, including any amendments to the proxy statement, will be filed using the correct EDGAR header tag.

Response: The Company confirms that all future submissions, including any amendments to the proxy statement, will be filed using the correct EDGAR header tag.

6.
Please confirm, on a supplemental basis, that Cliffs has no disclosure required by Item 5(b)(1)(iii) of Schedule 14A to report regarding any convictions in a criminal proceeding of any of the participants during the past ten years. While we recognize that negative responses to this item requirement need not be disclosed in the proxy statement, the line item requires a statement “whether or not” any reportable proceeding occurred.

Response: The Company confirms that there is no disclosure which is required to be made by the Company pursuant to Item 5(b)(1)(iii) of Schedule 14A to report any such conviction.

7.
Please direct us to any disclosure indicating that the director nominees have consented to being named in the proxy statement and to serve if elected, or revise accordingly. Refer to Rule 14a-4(d)(1) and (4).

Response: In response to the Staff’s comment, language stating that the Company’s director

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 4, 2014

nominees have consented to be named in the proxy statement and to serve if elected has been added to Amendment No. 1.

What vote is required to approve each proposal?, page 13

8.
References to the effect and/or treatment of broker non-votes appear here and elsewhere in the proxy statement. Advise us, with a view toward revised disclosure, whether in a contested election brokers have any authority to vote on any proposals to be voted on at the meeting, whether routine or not, absent being given voting instructions by beneficial owners.

Response: The Company respectfully advises the Staff that it is the Company’s understanding that brokers maintain the authority to vote on routine proposals to be voted on at the meeting in the absence of voting instructions by beneficial owners, even though the election of directors is contested. The Company therefore believes that the existing disclosure regarding broker non-votes in the preliminary proxy statement accurately describes the matters on which brokers maintain voting authority at the upcoming annual meeting.

Cumulative Voting, page 14

9.
We noticed the disclosure that “if the election of directors is by cumulative voting, the persons appointed by the accompanying proxy intend to cumulate the votes represented by the proxies they receive and distribute such votes in accordance with their best judgment in order to elect as many of the nominees for directors named [ ] as possible.” Advise us, with a view toward revised disclosure, what consideration Cliffs has given to soliciting security holders for the discretionary authority to cumulate votes. If none, please advise us of the authority upon which the proxy holders intend to rely in using “their best judgment” to cumulate votes. Refer to Rule 14a-4(c) and (e) and Item 6(c)(4) of Schedule 14A.

Response: The Company respectfully advises the Staff that the Company believes the proxy holders have the requisite authority to cumulate votes on this basis under Rule 14a-4(c), due to the fact that it will not be known until the Company’s annual meeting whether or not cumulative voting is in effect. Under the Company’s governing documents and Ohio state law, shareholders will not have the right to exercise cumulative voting for the election of directors unless, among other things, a representative of the Company or a requesting shareholder announces upon the convening of the annual meeting that a notice requesting cumulative voting has been given in accordance with applicable Ohio law. For this reason, the Company cannot know with certainty prior to the convening of the annual meeting whether or not directors will be elected through cumulative voting. The Company therefore believes that the applicable rule regarding discretionary allocation of cumulative votes in Rule 14a-4(c)(1), which governs voting at an annual meeting of shareholders on matters which the Company did not have notice of at least 45 days in advance of the anniversary date of the mailing of the Company’s proxy for its prior annual meeting. In order to comply with such rule, the Company has included the above-referenced statement regarding the intention of the proxy holders to exercise their discretionary authority with respect to vote allocation in the event that cumulative voting is ultimately in effect at the annual meeting. The Company believes that Casablanca will make the notice required to provide for cumulative voting.

Nicholas P. Panos, Esq.
Office of Mergers & Acquisitions
Securities and Exchange Commission
June 4, 2014

Proxy Solicitation, page 15

10.
Item 4(b) of Schedule 14A requires disclosure of costs “in connection with the solicitation.” Instruction 1 to this requirement indicates that such costs include “fees for attorneys…and other costs incidental to the solicitation.” Advise us, with a view towards revised disclosure, whether or not the legal fees being paid to outside counsel will be included within the estimated costs associated with this solicitation and the extent to which such costs will be disclosed if not “normally expended” by the registrant.

Response: The Company respectfully advises the Staff that the Company intends to include an estimate of legal fees being paid to outside counsel within the estimated costs, to the extent associated with the solicitation and in excess of such amounts “normally expended” by the registrant.

*    *    *

The Company has authorized us to advise the Staff that it acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact either of the undersigned, at (212) 403-1309 for David Katz or (216) 586-7302 for James Dougherty.

Very truly yours,

/s/ James P. Dougherty    /s/ David A. Katz
James P. Dougherty        David A. Katz

cc: James Graham
Cliffs Natural Resources Inc.